--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 2)


                            SWISS ARMY BRANDS, INC.
                           (NAME OF SUBJECT COMPANY)

                            SWISS ARMY BRANDS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   870827102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               THOMAS M. LUPINSKI
                            CHIEF FINANCIAL OFFICER
                            SWISS ARMY BRANDS, INC.
                               ONE RESEARCH DRIVE
                           SHELTON, CONNECTICUT 06484
                                 (203) 929-6391

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:
                           PRISCILLA C. HUGHES, ESQ.
                            MORRISON & FOERSTER LLP
                          1290 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10104-0050
                                 (212) 468-8000

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SUBJECT COMPANY INFORMATION

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates is Swiss Army Brands, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One Research Drive, Shelton, Connecticut 06484. The telephone number of the principal executive offices of the Company is (203) 929-6391.

     The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.10 per share (the "Shares"), of the Company. As of July 15, 2002, there were 8,275,811 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     This Statement relates to the offer by SABI Acquisition Corp., a Delaware corporation (the "Purchaser") which is wholly owned by Victorinox AG, a corporation organized under the laws of Switzerland ("Victorinox") (Victorinox, Purchaser and its affiliates, other than the Company and its subsidiaries, are referred to herein collectively as the "Victorinox Group"), to purchase all of the outstanding Shares not owned by the Victorinox Group at a price of $9.00 per Share, net to the seller in cash, without interest and less any amounts required to be withheld and paid to governmental entities (the "Offer Price"). The tender offer is being made upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated July 23, 2002 (the "Offer to Purchase") and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer"), copies of which are filed as Exhibits
(a)(1) and (a)(2) to this Statement. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Purchaser and Victorinox with the Securities and Exchange Commission (the "SEC") on July 23, 2002.

     The Schedule TO provides that, among other things, the Offer is contingent upon there being validly tendered and not withdrawn a minimum number of Shares which, together with Shares already owned by the Victorinox Group, constitutes at least ninety percent (90%) of the outstanding Shares (the "Minimum Condition"). The Schedule TO further provides that after completion of the Offer, the Purchaser will effect a short-form merger of the Purchaser with the Company (the "Merger") in accordance with the Delaware General Corporation Law ("DGCL").

     In the Merger, each Share not then held by the Victorinox Group (other than Shares held by persons who properly perfect appraisal rights under Section 262 of the DGCL) would be exchanged for the same consideration received for each Share in the Offer. If the Merger is completed, the Company will continue as the surviving corporation and will become a wholly owned subsidiary of Victorinox. Purchaser has stated that, upon completion of the Offer, it intends to cause the Company to delist the Common Stock from the Nasdaq National Market, to file a Form 15 with the Securities and Exchange Commission to suspend the Company's obligation to file reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and to terminate the registration of the Common Stock under the Exchange Act.

     According to the Schedule TO, the address of the principal executive offices of Victorinox and the Purchaser is Schmiedgasse 57, CH-6438, Ibach-Schwyz, Switzerland.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     For a description of certain contacts, agreements, arrangements or understandings and any actual or potential conflicts of interests between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Victorinox or its executive officers, directors or affiliates, see "Special Factors -- Related Party Transactions" and "Special Factors -- Interests of Certain Parties in the Offer and the Merger" in the Offer to Purchase, which is incorporated by reference in this Statement. In addition, certain other contracts, agreements, arrangements, or understandings between the Company or its affiliates and certain of its directors and executive officers are described under the captions "Management Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation of Directors," "Compensation Committee Report on Executive Compensation," "Certain Transactions," "Option Grants in Last Fiscal Year," "Option Exercises and Year-End Value Table," "Pension Plan" and "Swiss Army Brands, Inc. Charitable Insurance Program" in the Company's Proxy Statement, dated April 23, 2002, for the Company's 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting Proxy Statement"), and under "Victorinox Distribution Agreements," "Investments," "Commitments and Contingencies" and "Related Party Transactions" in the Company's Annual Report on Form 10-K (the "2001 Form 10-K") for the fiscal year ended December 31, 2001. A copy of such portions of the 2002 Annual Meeting Proxy Statement and the 2001 Form 10-K are filed as Exhibits (e)(1) and (e)(2) to this Statement, respectively and are incorporated in this Statement by reference.

     The special committee of the Board of Directors of the Company (the "Special Committee"), comprised solely of non-employee directors of the Company and established to consider and evaluate any proposals that might be made by Victorinox, was aware of these actual and potential conflicts of interest and considered them along with the matters described in Item 4.

     The Company and the Victorinox Group have not entered into any agreement relating to the Offer or the Merger. The terms and conditions of the Offer and the Merger are contained in the Schedule TO.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Special Committee.

     At a telephonic meeting held on July 21, 2002, the Special Committee determined that the transactions contemplated by the Schedule TO, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company's stockholders (other than the Victorinox Group). The Special Committee unanimously recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer. A press release announcing the Special Committee's recommendation of the Offer is filed herewith as Exhibit (a)(3)

     (b) Background; Reasons for the Recommendation of the Special Committee.

BACKGROUND


     Due to the commercial relationships between Victorinox and Purchaser as described in Section I -- "Background of Victorinox's Investment in the Company" and Section III -- "Reasons for the Offer and Merger and Effect," officers and directors of Victorinox (particularly, Charles Elsener, Sr., its Chairman and Chief Executive Officer, and Charles Elsener, Jr., its President) and officers and directors of the Company confer on a variety of business issues on a daily basis. In early January 2000, Peter Gilson, then the Chairman of the Board of Directors of the Company ("Board") and now also its Chief Executive Officer, initiated a general discussion with Charles Elsener, Sr. and Charles Elsener, Jr. regarding the potential advantages, including cost savings, that could be realized if the Company were to "go private" through an acquisition by Victorinox. The Elseners indicated at that time that they were not interested in such a transaction. During routine business and product review meetings held in June 2000, Mr. Charles Elsener Jr. reiterated the fact that Victorinox did not want to proceed with any privatization efforts. A year and a half later, in December 2001, Mr. Gilson and the Elseners discussed the possibility of a transaction that would result in Victorinox becoming the 100% owner of the Company. Among the reasons discussed for a transaction were the business relationship between Victorinox and the Company, the avoidance of the costs of SABI being a publicly traded reporting company and the increased financial stability that Victorinox could bring to the Company. During the course of these discussions, the Elseners restated their unwillingness to proceed with such a transaction.



     On January 31 and February 1, 2002, Charles Elsener, Jr. attended routine business and product review meetings with the Company at its headquarters in Connecticut. Victorinox determined that the challenges to its core business in the territories covered by the Company could best be addressed by a company and management team that could have a similar focus and avoid the distractions of public company reporting and other duties. It was at that time that Charles Elsener, Jr. consulted over the telephone with Charles Elsener Sr. and determined that Victorinox should consider its options with respect to the Company, including options that might result in a proposal being made to acquire all of the Common Stock not already owned by the Victorinox Group. After this conversation, Charles Elsener Jr. indicated to Mr. Gilson that Victorinox was considering such options. Victorinox determined to consider such options as a result of the observations and conclusions reached by the Elseners as a result of these meetings.


     On February 7, 2002, at a meeting of the Board, Mr. Gilson informed the Board that Victorinox might be considering various options with respect to Victorinox's investment in the Company, including options that might result in a proposal being made to acquire all of the remaining Shares not held by the Victorinox Group. The Board thereupon established the Special Committee, comprised solely of non-employee directors, for the purpose of considering any proposal that might be forthcoming, evaluating any such proposal, if made, and representing the interests of the stockholders not affiliated with the Victorinox Group in any negotiations in relation to any such proposal. The Board appointed Messrs. A. Clinton Allen and Robert S. Prather, Jr. to serve on the Special Committee, and they accepted such appointment. The Special Committee was also authorized to retain legal, financial and other advisors in order to assist the Special Committee in its consideration and evaluation of any proposal and was provided with unrestricted access to the Company's officers, members of management and to all information and materials about the Company, and was authorized to provide such access to its legal and financial advisors.


     Pursuant to the authorization of the Board, from February 7, 2002 to February 22, 2002, the Special Committee considered two potential legal and two potential financial advisors. On February 20, 2002 the Special Committee informally engaged Needham & Company, Inc. ("Needham") as the Special Committee's financial advisor. The Special Committee retained Needham to provide an opinion as to the fairness of the offer based upon its experience and expertise as a financial advisor in mergers and acquisitions, Needham's familiarity with companies engaged in brand and apparel retail, and based on its fees which the Special Committee deemed to be competitive. In regularly scheduled business meetings in Switzerland on February 11 and 12, 2002, Messrs. Elseners and Mr. Gilson continued their discussions regarding the possible acquisition by Victorinox of all of the Common Stock not already owned by the Victorinox Group. Over the next few weeks, Needham began its review and analysis of the Company's financial condition. On February 22, 2002, the Special Committee informally engaged Lynch, Brewer, Hoffman and Fink, LLP ("LBHF") to serve as its legal counsel. The Special Committee retained LBHF as its legal advisor based on LBHF's experience as a legal advisor in mergers and acquisitions, its experience with SEC filings, the lack of legal conflicts, and based on its fees which the Special Committee deemed to be competitive. At a telephonic meeting on March 28, 2002, the Special Committee approved the formal engagement of Needham as the Special Committee's financial advisor for financial advisory services and LBHF as legal counsel to the Special Committee.


     At a meeting on April 26, 2002, the Board authorized the Special Committee to agree to a financial advisory fee of up to $250,000, to conduct negotiations with the Victorinox Group with respect to any proposal that the Victorinox Group might make and to consider any alternatives to such proposal.


     At a telephonic meeting on April 30, 2002, counsel to the Special Committee advised the Special Committee concerning several telephone conferences that took place on April 19, 22 and 26, 2002 with counsel to Victorinox, who indicated that Victorinox was interested in acquiring all of the Shares of the Company not already owned by the Victorinox Group at a price of $8.00 per share. Victorinox's counsel had also indicated that Victorinox was not interested in participating in alternative transactions such as selling their interest to a third party or the sale of any portion of the Company's business. On April 30, 2002, Needham advised the Special Committee that it had been evaluating the financial condition and prospects of the Company since it had been informally engaged in February and that, although Needham's analysis was not completed, a price of $8.00 per share was not likely to be considered by Needham to be fair, from a financial point of view, to the Company's stockholders (other than the Victorinox Group). After further discussion, the Special Committee instructed its counsel to communicate that the $8.00 price was not acceptable and to attempt to negotiate an increased price.

     Over the next several weeks, Needham continued its financial review and analysis of the Company, and the Victorinox Group and the Special Committee, through their respective counsel, continued their discussions concerning an acceptable price to be contained in the acquisition proposal.

     At a telephonic meeting on May 24, 2002, counsel to the Special Committee reported to the Special Committee on the discussions held over the prior weeks with counsel to the Victorinox Group and informed the Special Committee that earlier that day, Victorinox had indicated that it would be willing to consider making a proposal to acquire the Shares of the Company not owned by the Victorinox Group for $9.00 per share. Needham updated the Special Committee as to the status of its financial analysis and review of the Company. The Special Committee determined that it needed additional time to consider the $9.00 price and agreed to reconvene on May 28, 2002.

     At a telephonic meeting on May 28, 2002, the Special Committee discussed the possible acquisition of Shares by Victorinox at $9.00 per share. Needham addressed the Special Committee concerning its financial analysis of the Company. The Special Committee and its advisors discussed strategies for obtaining a higher price.

     At a telephonic meeting on June 6, 2002, counsel to the Special Committee reported on the status of negotiations with Victorinox and its counsel, including that Victorinox was not prepared to pay more than $9.00 per share for the Shares of the Company not owned by the Victorinox Group. The Special Committee then discussed the financial condition and business of the Company, including the matters described below under Reasons for the Recommendation of the Special Committee. The Special Committee noted that a price of $9.00 per share represented a premium of more than 40% over the then-current share price of the Company.

     From June 7 to June 11, 2002, the Special Committee and its counsel continued discussions and negotiations with Victorinox and its counsel regarding the structure and other terms that might be contained in a proposal by Victorinox to acquire the Shares of the Company not owned by the Victorinox Group.

     At a telephonic meeting on June 11, 2002, Needham made a presentation to the Special Committee concerning its financial analysis and advised that the price of $9.00 per share, if offered for the Shares of the Company not owned by the Victorinox Group, was fair from a financial point of view to the stockholders of the Company other than the Victorinox Group. The Special Committee then determined that the proposed offer was advisable to, fair to and in the best interests of the stockholders (other than the Victorinox Group) and voted to recommend to the Board that the Board recommend to the stockholders (other than the Victorinox Group) that they tender their Shares should a formal proposal at $9.00 per share be made by Victorinox, provided that the offer required that at least a majority of the Shares not owned by the Victorinox Group be tendered and that any stockholders not tendering their Shares would receive the same $9.00 per share in any subsequent merger.

     On June 12, 2002, the Special Committee received a written proposal from Victorinox to acquire all of the outstanding Shares not held by the Victorinox Group for a cash purchase price of $9.00 per Share in a tender offer by Purchaser to be followed by a merger pursuant to which all Shares not tendered would be automatically converted into the right to receive the same $9.00 per Share price (the "Proposal"). The Proposal was conditioned upon, among other things, the number of shares tendered in the tender offer being a majority of the outstanding Shares not owned by the Victorinox Group and the Board of Directors recommending to stockholders that they accept the tender offer. At a special meeting of the Board on June 12, 2002, the Special Committee made a presentation to the Board concerning the negotiations with Victorinox and its deliberations concerning the Proposal. Needham made a presentation to the Board concerning its financial analysis and rendered its oral opinion, subsequently confirmed in writing, that, based upon and subject to the assumptions and limitations described in the opinion, the price of $9.00 per share was fair from a financial point of view to the stockholders of the Company other than the Victorinox Group. The Special Committee reported to the Board that, based on the fairness opinion of Needham and its negotiations with Victorinox, the Special Committee unanimously believed that the Proposal was advisable to, fair to and in the best interests of the stockholders other than the Victorinox Group. The Board discussed the Special Committee's report but decided that it needed more time to consider the Proposal and agreed to adjourn the meeting until June 14, 2002.

     After the meeting adjourned, the respective counsels to Victorinox, the Special Committee and the Company discussed issues related to the structure of the proposed transaction contemplated by the Proposal.

     On June 12, 2002, Victorinox issued a press release describing the terms of the Proposal and filed a copy of the letter containing the Proposal and the related press release with the SEC as an amendment to Victorinox's Schedule 13D and as a Schedule TO.

     On June 12, 2002, the Company also issued a press release indicating its receipt of the Proposal and filed a copy of the press release with the SEC on
Schedule 14D-9. The Company's press release included a description of the Proposal's general terms and indicated that the Proposal was being considered by the Board.

     On or about June 13, 2002, the Company became aware of two lawsuits relating to the Proposal filed in the Court of Chancery of the State of Delaware (the "Initial Stockholder Suits") against the Company, certain of its directors and officers and Victorinox. Each of the Initial Stockholder Suits was filed by a stockholder of the Company on behalf of himself/herself and purportedly on behalf of all stockholders of the Company similarly situated and alleged that, among other things, the proposed $9.00 offer price contained in the Proposal was inadequate and that the named officers and directors had breached their fiduciary duties to the stockholders. On June 17, 2002, the Company issued a press release disclosing the Initial Stockholder Suits and stating the Company's belief that the suits do not state valid claims against the Company or any of its officers or directors. The press release was filed with the SEC as an amendment to Schedule 14D-9 on June 17, 2002. Subsequently, the Company became aware of two additional lawsuits filed against the Company, certain of its directors and officers and Victorinox, one in the Delaware Court of Chancery and one in Connecticut in Superior Court ("Additional Stockholder Suits"). Both Additional Stockholder Suits have asserted claims similar to those made in the Initial Stockholder Suits and, like the Initial Stockholder Suits, were brought by stockholders seeking class action representation and certification on behalf of other stockholders. The Company does not believe that the Additional Stockholder Suits contain valid claims against the Company or any of its officers or directors.

     On June 14, 2002, Needham issued its written opinion that as of such date, based upon and subject to the assumptions and limitations described in the opinion, the price of $9.00 per share was fair from a financial point of view to the stockholders of the Company other than the Victorinox Group. A copy of this fairness opinion is attached hereto as Annex A.


     On June 14, 2002, the Board reconvened its meeting telephonically. Counsel to the Company reported to the Board concerning the Initial Stockholder Suits. The Board felt that, due to the appearance of certain conflicts and interrelationships with Victorinox, certain members of the Board could appear to have a conflict of interest in connection with the Proposal. After further discussion, the Board adjourned the meeting until June 21, 2002.


     During the week of June 14, 2002 through June 20, 2002, counsel to the Special Committee, counsel to the Company and counsel to Victorinox discussed the conditions set forth in the Proposal. During these conversations, Victorinox's counsel informed the Company's counsel that Victorinox was prepared to go forward with its Proposal based on a recommendation of the Special Committee, provided that the tender offer minimum condition be raised from a majority of the non-Victorinox Group stockholders to 90% of the Shares of the Company.

     At a telephonic meeting on June 20, 2002, the Special Committee confirmed their belief that the price of $9.00 per share set forth in the Proposal was advisable to, fair to and in the best interests of the stockholders other than the Victorinox Group.


     On June 21, 2002, the Board reconvened its Special Meeting. After discussion and in order to avoid any appearance of a conflict of interest, the Board authorized the Special Committee to fulfill the Company's obligation under Regulation 14D of the Exchange Act with respect to whether or not to make a recommendation to stockholders in connection with the Offer. The Special Committee advised the Board that it was prepared to recommend to the Company's stockholders that they tender their shares pursuant to the Offer subject to the finalization of the Offer and related materials, including the conditions to the Offer, in form satisfactory to the Special Committee.

     On July 19, 2002, the Special Committee was furnished with a draft of the Schedule TO in substantially final form, which contained the final conditions to the Offer, and drafts of related SEC filings to be made by the Company, also in substantially final form. On July 21, after reviewing the draft filings, including the conditions to the Offer, the Special Committee then authorized its representatives to finalize its recommendation for inclusion in the Schedule 14D-9 to be filed by the Company in connection with the Offer.


REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE

     In evaluating the Offer, the Special Committee relied upon its knowledge of the business, financial condition and prospects of the Company, and the advice of its financial and legal advisors.

     In reaching its recommendations described above in paragraph (a) of this
Item 4, the Special Committee considered a number of factors, including the following:

     - Market Price and Premium. The Special Committee considered the recent and historical price and the low volume of trading activity of the Shares. In particular, the Special Committee considered that the price of $9.00 per Share to be paid in the Offer represents: (a) a premium of 50.0% when compared to $6.00, the lowest closing price per Share for the 52 weeks immediately prior to the Victorinox Announcement date; (b) a premium of 41.7% when compared to $6.35, the closing price per Share on the day immediately prior to Victorinox's June 12, 2002 announcement of its $9.00 proposal (the "Victorinox Announcement"); (c) a premium of 36.8% when compared to $6.58, the average closing price per Share for the 52 weeks immediately prior to the Victorinox Announcement date; (d) a premium of 12.5% when compared to the initial acquisition price of $8.00 per Share suggested by Victorinox on April 30, 2002; and (e) a premium of 42.2% when compared to $6.33, the three-month average closing price immediately prior to the Victorinox Announcement date.

     - Needham Fairness Opinion and Analysis. The Special Committee considered the Fairness Opinion of Needham, dated June 14, 2002, that as of such date, based upon and subject to the assumptions and limitations described in the opinion, the Offer Price was fair, from a financial point of view, to the holders of Shares, other than the Victorinox Group, as well as the presentation by Needham to the Special Committee at a meeting of the Special Committee held on June 11, 2002, rendering its analysis of the financial terms of the Offer and its valuation analysis of the Company. A copy of such presentation is filed with the Securities and Exchange Commission as exhibit (c)(2) to the Company's Schedule 13E-3 (the "Company's 13E-3"). In addition, a copy of the Fairness Opinion setting forth the assumptions made, matters considered and limitations on the review undertaken by Needham is attached as Annex A to this Statement. Stockholders are urged to read the Fairness Opinion and the Company's 13E-3 carefully and in their entirety.

     - Special Committee Formation and Arm's-Length Negotiations. The Special Committee also considered the fact that the Offer and the transactions contemplated thereby were the product of arm's-length negotiations between the Victorinox Group and the Special Committee, none of whose members were employed by or affiliated with the Company (except in their capacities as directors of the Company) or the Victorinox Group.

     - Minimum Condition. The Special Committee also considered that the Minimum Condition, which can not be waived by the Purchaser, has the effect of requiring that the Offer not be consummated unless the number of Shares validly tendered and not withdrawn, when added to the Shares already owned by the Victorinox Group, constitutes at least 90% ownership in the Company.

     - Offer Price and Merger Consideration. The Special Committee concluded, based on its negotiations with the Victorinox Group, that the Offer Price and Merger consideration represented the highest price that Victorinox would be willing to pay in acquiring the Shares at this time. This determination was the result of the Special Committee's negotiations with the Victorinox Group in an attempt to obtain the highest possible price.

     - Timing of Completion. The Special Committee considered the anticipated timing for the completion of the transactions contemplated by the Schedule TO, including the structure of the transactions as a tender offer for all of the Shares followed by the Merger for any Shares not tendered. The Special Committee considered that the tender offer could allow stockholders to receive the transaction consideration promptly. The Offer discloses that the Purchaser will pay the same consideration for Shares in the Merger as paid for Shares tendered in the Offer.

     - Limited Conditions to Consummation. The Special Committee considered that Victorinox has committed in the Offer to consummate the Offer and the Merger subject only to a limited number of conditions (as set forth in Section 1 of the Offer to Purchase, "The Tender Offer -- Terms of the Offer"), with no financing condition. The Special Committee also considered that the Offer does not give Victorinox the ability to waive the Minimum Condition.

     - Strategic Alternatives. The Special Committee considered the percentage of outstanding Shares of the Company owned by the Victorinox Group, the absence of contractual restrictions on additional purchases by the Victorinox Group, and the Victorinox Group's stated unwillingness to pursue a transaction that involved selling its interest or a portion of the Company, all of which led the Special Committee to conclude that soliciting an alternative transaction was not practicable. The Special Committee also considered that the Company is not obligated to pay a termination fee to the Victorinox Group under any circumstances.

     - Transaction Structure. The Special Committee also evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, followed by the Merger. The Special Committee considered that the cash tender offer would give the public stockholders of the Company the opportunity to voluntarily obtain cash for all of their Shares at the earliest possible time, and that the Victorinox Group will complete the Merger and pay the same per Share consideration to be paid in the Offer. The Special Committee considered that the lack of a Merger Agreement would prevent the Company from bringing suit for breach of contract against the Victorinox Group in the event Victorinox were to fail to uphold any of its obligations described in the Offer.

     - Potential Conflicts of Interest. The Special Committee considered the interests of certain Company executives in the Offer and the Merger. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements".

     - Terror Attacks. The Special Committee considered the recent terror attacks on September 11, 2001 in the United States and terror attacks elsewhere and the possibility of such events causing a continuing negative impact on revenues and income. The Special Committee also considered the restrictions on the carrying of knives and other devices such as multi-tools on commercial airliners and the possibility of future similar restrictions and how they believe such restrictions have negatively affected sales of the Company's knife and tool products and that such negative effects might continue.

     - Bank Covenants and Financial Stability. The Special Committee also considered that the Company was not in compliance with covenants under its $16 million credit facility agreements at June 30, 2001 and at December 31, 2001, and at times the Company's compliance with its bank covenants has depended on Victorinox's flexibility in allowing extended payment terms under its distribution agreements with the Company. The Special Committee considered its belief that it is desirable for the Company to become wholly owned by Victorinox because the Company will be more financially stable than the Company is as a stand-alone entity.

     - Liquidity for Stockholders. The Special Committee also considered the historically low volume of trading of the Shares, the limited liquidity in the Shares as a result thereof and the opportunity that the Offer and the Merger provide the stockholders to liquidate their holdings in the Company.

     - Possible Decline in Market Price of Common Stock. The Special Committee also considered the possibility that if a transaction with Victorinox were not completed and the Company remained as a publicly-owned corporation, it is possible that because of a decline in the market price of the Shares or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the per Share price to be received by stockholders in connection with the Offer and the Merger.

     - Availability of Dissenters' Rights. The Special Committee also considered the fact that dissenters' rights of appraisal would be available to the non-tendering holders of Shares under the DGCL in connection with the Merger.

     - Future Prospects of the Company. The Special Committee also considered the fact that, assuming the Merger is completed, all holders of the Shares (except for the Victorinox Group) whose Shares are purchased in the Offer or converted into the right to receive cash in the Merger will not participate in any future growth of the Company. Because of the risks and uncertainties associated with the Company's future prospects, the Special Committee concluded that this detriment was not quantifiable. The Special Committee also concluded that obtaining a cash premium for the Shares now was preferable to enabling the holders of Shares to have a speculative potential future return.

     - Costs of Remaining Public. The Special Committee also considered that maintaining the Company as a public entity is expensive both in terms of actual costs, including providing audited financial statements and other information to stockholders and retaining disinterested directors (approximately $400,000 per year) and the time and attention required of management, whose energies might be better spent on other matters.

     - Exclusive Distribution Agreement. The Special Committee also considered that due to declining pocketknife sales the Company has not been able to meet required minimum purchases of pocketknives for each of the last five years under its exclusive distribution agreement in the United States with Victorinox and, as a result, Victorinox has had the right to terminate this distribution agreement. The minimum purchase requirement equals 85% of the maximum amount of pocketknives purchased by the Company from Victorinox in any prior year. Although Victorinox has given no indication of its intent to terminate this agreement due to the Company's failure to meet the minimum purchase requirement, and for each of the past five years Victorinox has agreed to waive this requirement, the Special Committee considered the potential adverse effect on the business of any termination of this exclusive distribution agreement. In addition, the Special Committee also considered that approximately half of the Company's revenues for 2000 and 2001 were derived from sales of products supplied to the Company by Victorinox.


     The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Special Committee may have given different weights to the various factors considered. After weighing all of these considerations, the Special Committee unanimously approved the terms of the Offer and recommended that holders of Shares tender their Shares in the Offer.


     (c)  Intent to tender.


     After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director and affiliate of the Company (other than the Victorinox Group and certain officers of the Company who were not involved or aware of the negotiations or deliberations related to the Offer and have not indicated their intent because they have no basis upon which to make a determination) currently intends to tender to Purchaser all Shares held of record or beneficially owned by such person, as of the expiration date of the Offer including: Peter W. Gilson, A. Jeffrey Turner, Louis Marx, Jr., Stanley R. Rawn, Jr., Herbert M. Friedman, Thomas M. Lupinski, James R. Cary, Susanne Rechner, Robert W. McElroy, Marc A. Gold, A. Clinton Allen, Clarke H. Bailey, Robert S. Prather, Jr., John Spencer, John V. Tunney and Michel H. Thievent, the Chief Executive Officer of the Company's affiliate, Xantia.


ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     Pursuant to the terms of the engagement letter, dated February 20, 2002, between Needham and the Company (the "Engagement Letter"), the Company engaged Needham to act as financial advisor to the Special Committee in connection with various possible transactions, including transactions contemplated by the Offer (each, a "Transaction"). As part of its role as financial advisor, Needham executed and delivered the Fairness Opinion. Pursuant to the terms of the Engagement Letter, the Company agreed to pay Needham a fee of $200,000 payable in cash upon the delivery of the Fairness Opinion and a fee of $25,000 upon receipt of an offer for the Proposed Transaction. Additionally, the Company paid Needham a non-refundable fee of $25,000 upon the execution of the Engagement Letter. None of the fees to be received by Needham are contingent upon successful completion of the Offer.


     The Company also agreed to reimburse Needham for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its counsel, and to indemnify Needham and related parties against certain liabilities arising out of or in connection with or as a result of Needham's engagement as financial advisor to the Special Committee, including certain liabilities under the federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed or retained or will compensate any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     To the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries, by Victorinox or its executive officers, directors, affiliates or subsidiaries or by any pension, profit-sharing or similar plan of the Company, other than the issuance of Shares by the Company pursuant to the exercise of outstanding options by persons who are not directors, executive officers or affiliates of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

     Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as indicated in Items 3 and 4 above, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

     The information contained in the Exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9.  EXHIBITS


EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
(a)(1)(A)     --   Offer to Purchase dated July 23, 2002, incorporated by
                   reference to Exhibit (a)(1)(A) of Schedule TO, filed by
                   Victorinox with the SEC on July 23, 2002 and as amended on
                   August 13, 2002.
(a)(1)(B)     --   Form of Letter of Transmittal, incorporated by reference to
                   Exhibit (a)(1)(B) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(C)     --   Form of Notice of Guaranteed Delivery, incorporated by
                   reference to Exhibit (a)(1)(C) of Schedule TO, filed by
                   Victorinox with the SEC on July 23, 2002.
(a)(1)(D)     --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees, incorporated by reference to
                   Exhibit (a)(1)(D) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
(a)(1)(E)     --   Form of Letter to Clients for use by Brokers, Dealers,
                   Commercial Banks, Trust Companies and Other Nominees,
                   incorporated by reference to Exhibit (a)(1)(E) of Schedule
                   TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(F)     --   Form of Guidelines for Certification of Taxpayer
                   Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(1)(F) of Schedule TO, filed by
                   Victorinox with the SEC on July 23, 2002.
(a)(1)(G)     --   Letter to Stockholders of the Company dated July 23, 2002, incorporated by reference to Exhibit (a)(1)(G) of Schedule
                   13E-3, filed by the Company with the SEC on July 23, 2002.
(a)(5)(A)     --   Press Release issued by the Company on June 12, 2002
                   announcing Victorinox's proposal of the Offer, incorporated by reference to Schedule 14D-9, filed by the Company with
                   the SEC on June 12, 2002.
(a)(5)(B)     --   Press Release issued by the Company on June 17, 2002
                   announcing pending stockholder lawsuits, incorporated by
                   reference to Schedule 14D-9/A filed by the Company with the
                   SEC on June 17, 2002.
(a)(5)(C)     --   Press Release issued by the Company on July 23, 2002
                   announcing the Special Committee's recommendation of the
                   Offer.*
(a)(5)(D)     --   Summary newspaper advertisement dated July 23, 2002, and
                   printed in The New York Times, incorporated by reference to
                   Exhibit (a)(5)(B) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(5)(E)     --   Press release issued by the Company on July 29, 3002
                   announcing executive changes.**
(e)(1)        --   Relevant Portions of the Company's 2002 Annual Meeting Proxy
                   Statement, incorporated by reference to sections "Management
                   Compensation," "Compensation Committee Interlocks and
                   Insider Participation," "Compensation of Directors,"
                   "Compensation Committee Report on Executive Compensation,"
                   "Certain Transactions," "Option Grants in Last Fiscal Year,"
                   "Option Exercises and Year-End Value Table," "Pension Plan"
                   and "Swiss Army Brands, Inc. Charitable Insurance Program"
                   of the Proxy Statement on Schedule 14A, filed with the SEC on April 23, 2002.
(e)(2)        --   Relevant Portions of the Company's 2001 Annual Report on
                   Form 10-K, incorporated by reference to sections "Victorinox
                   Distribution Agreements," "Investments," "Commitments and
                   Contingencies" and "Related Party Transactions" of the
                   Company's Annual Report on Form 10-K for the fiscal year
                   ended December 31, 2001.
(e)(3)        --   Letter Agreement dated December 12, 1983 between Victorinox
                   Cutlery Company and The Forschner Group, Inc., incorporated by reference to Exhibit (10)-1 to the Company's Annual
                   Report on Form 10-K for the fiscal year ended December 31,
                   1994.
(e)(4)        --   Mutual Agreement dated as of October 20, 1986 between
                   Victorinox Cutlery Company and The Forschner Group, Inc.,
                   incorporated by reference to Exhibit (10)-2 to the Company's
                   Annual Report on Form 10-K for the fiscal year ended
                   December 31, 1994.
(e)(5)        --   Letter Agreement dated as of October 20, 1986 between
                   Victorinox Cutlery Company and The Forschner Group, Inc.,
                   incorporated by reference to Exhibit (10)-3 to the Company's
                   Annual Report on Form 10-K for the fiscal year ended
                   December 31, 1994.
(e)(6)        --   Mutual Agreement dated April 6, 1992 between The Forschner
                   Group, Inc. and Victorinox Cutlery Company, incorporated by reference to Exhibit (10)-13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.
(e)(7)        --   Mutual Agreement dated December 21, 1993 between The
                   Forschner Group, Inc. and Victorinox Cutlery Company,
                   incorporated by reference to Exhibit (10)-10 to the
                   Company's Annual Report on Form 10-K for the fiscal year
                   ended December 31, 1993.
(e)(8)        --   Letter Agreement dated September 27, 1996 between Swiss Army
                   Brands, Inc. and Victorinox Cutlery Company, incorporated by reference to Exhibit (10)-1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.
(e)(9)        --   Letter Agreement dated July 15, 1999 between Swiss Army
                   Brands, Inc. and Victorinox AG.*

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
(e)(10)       --   Letter Agreement dated September 15, 2000 between Swiss Army
                   Brands, Inc. and Victorinox* AG.
(e)(11)       --   Victorinox Swiss Army Watch AG Agreement dated July 30, 2001 between Swiss Army Brands, Inc. and Victorinox AG,
                   incorporated by reference to Exhibit 2.1 to the Company's
                   Current Report on Form 8-K/A filed with the SEC on August
                   17, 2001.
(e)(12)       --   Share Purchase Agreement, dated as of June 23, 2000 (the
                   "Xantia Agreement"), by and among the Company, Swiss Army
                   Brands CH, Inc. (the "Buyer") and Michel and Irene Thievent
                   (collectively, the "Sellers") with respect to Xantia S.A., incorporated by reference to Exhibit 2.1 to the Company's
                   Current Report on Form 8-K filed on August 7, 2000.
(e)(13)       --   Amendment to the Xantia Agreement, dated as of July 10,
                   2000, by and among the Buyer, and the Sellers, incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on August 7, 2000.
(e)(14)       --   Second Amendment to the Xantia Agreement, dated as of July
                   24, 2000, by and among the Company, the Buyer, the Sellers and Victorinox AG, incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K filed on August
                   7, 2000.
(e)(15)       --   Services Agreement dated as of July 29, 1994 between The
                   Forschner Group, Inc. and Brae Group, Inc., incorporated by reference to Exhibit (10)-1 to the Company's Quarterly
                   Report on Form 10-Q for the fiscal quarter ended September
                   30, 1994.
(e)(16)       --   Consulting Agreement dated as of December 7, 1991 by and
                   between The Forschner Group, Inc. and Louis Marx, Jr.,
                   incorporated by reference to Exhibit (10)-6 to the Company's
                   Annual Report on Form 10-K for the fiscal year ended
                   December 31, 1994.
(e)(17)       --   Confidentiality Agreement dated July 15, 2002 between the
                   Company and Victorinox, incorporated by reference to Exhibit
                   (d)(21) on Schedule 13E-3, filed by the Company with the SEC on July 23, 2002.
(e)(18)       --   Letter Agreement dated April 23, 1998 between Swiss Army
                   Brands, Inc. and Brae Capital Corporation.*
(e)(19)       --   Life insurance agreement dated as of December 7, 1991
                   between The Forschner Group, Inc. and Stanley R. Rawn, Jr., as Trustee u/a dtd. December 9, 1986 between Louis Marx, Jr.
                   and Stanley R. Rawn, Jr., incorporated by reference to
                   Exhibit (10)-1 to the Company's Annual Report on Form 10-K
                   for the fiscal year ended December 31, 1992.
(e)(20)       --   Life insurance agreement dated December 24, 1992 between The
                   Forschner Group, Inc. and Louis Marx, Jr., as Trustee u/a
                   dtd., as of October 24, 1988 between Stanley R. Rawn, Jr.
                   and Barbara Rawn and Louis Marx, Jr. , incorporated by
                   reference to Exhibit (10)-11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.
(e)(21)       --   Life insurance agreement dated as of December 24, 1992
                   between The Forschner Group, Inc. and Louis Marx, Jr.,
                   incorporated by reference to Exhibit (10)-7 to the Company's
                   Annual Report on Form 10-K for the fiscal year ended
                   December 31, 1993.
(e)(22)       --   Life insurance agreement dated as of September 24, 1993
                   between The Forschner Group, Inc. and Louis Marx, Jr.,
                   incorporated by reference to Exhibit (10)-8 to the Company's
                   Annual Report on Form 10-K for the fiscal year ended
                   December 31, 1993.
(e)(23)       --   Life insurance agreement dated as of September 24, 1993
                   between The Forschner Group, Inc. and James D. Rawn, as
                   Trustee u/a dtd. as of June 4, 1992 between Louis Marx, Jr.,
                   Grantor and James D. Rawn, Trustee, incorporated by
                   reference to Exhibit (10)-9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.
(e)(24)       --   Life insurance agreement dated as of April 15, 1994 between
                   The Forschner Group, Inc. and Lawrence T. Warble, as Trustee
                   u/a dtd. as of March 21, 1994 between Stanley R. Rawn, Jr.,
                   Grantor and Lawrence T. Warble, Trustee, incorporated by
                   reference to Exhibit (10)-11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.
(e)(25)       --   1993 Stock Option Plan, incorporated by reference to Exhibit
                   (10)-1 to the Company's Annual Report on Form 10-K for the
                   fiscal year ended December 31, 1993.

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
(e)(26)       --   1994 Stock Option Plan, incorporated by reference to Exhibit
                   4.1 to Registration Statement on Form S-8, No. 33-87078
                   filed by The Forschner Group, Inc. with the SEC on December
                   6, 1994.
(e)(27)       --   Non-Incentive Stock Option Agreement dated as of July 29,
                   1994 between The Forschner Group, Inc. and Brae Group, Inc., incorporated by reference to Exhibit (10)-2 to the Company's
                   Quarterly Report on Form 10-Q for the fiscal quarter ended
                   September 30, 1994.
(e)(28)       --   1996 Stock Option Plan, incorporated by reference to Exhibit
                   10.1 to the Company's Annual Report on Form 10-K for the
                   fiscal year ended December 31, 1996.
(e)(29)       --   Letter Agreement effective as of June 20, 2002 between
                   Victorinox Swiss Army Watch, S.A. and Victorinox AG.***
(g)           --   Not applicable.


---------------


  * Incorporated by reference to the Schedule 14D-9 filed by the Company with the SEC on July 23, 2002.



 ** Incorporated by reference to Amendment No. 1 to the Schedule 14D-9 filed by the Company with the SEC on July 29, 2002.



*** Filed herewith.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          SWISS ARMY BRANDS, INC.


                                          By:       /s/ MARC A. GOLD

                                            ------------------------------------

                                            Name: Marc A. Gold


                                            Title: Vice President and Controller



Date: August 13, 2002

                                                                         ANNEX A

                      [NEEDHAM & COMPANY, INC. LETTERHEAD]

                                                                   June 14, 2002

The Special Committee of the Board of Directors
Swiss Army Brands, Inc.
c/o Edward S. Brewer, Jr.
Lynch, Brewer, Hoffman and Fink, LLP
101 Federal Street
Boston, MA 02110

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.10 per share (the "Shares"), of Swiss Army Brands, Inc. ("Swiss Army" and, such shares, the "Swiss Army Common Stock"), other than Victorinox AG ("Purchaser") and its affiliates, of the Offer Price (as defined below) contained in the non-binding proposal by Purchaser dated June 12, 2002 (the "Offer Proposal"), pursuant to which Purchaser may commence a tender offer for all of the outstanding Shares, other than Shares held by Purchaser, at a purchase price of $9.00 per Share, net to the seller in cash (the "Offer Price"). The Offer Price represents a 41.7% premium over the reported closing sale price per share of Swiss Army Common Stock on June 11, 2002.

     For purposes of this opinion we have, among other things: (i) reviewed certain publicly available information concerning Swiss Army and certain other relevant financial and operating data of Swiss Army furnished to us by Swiss Army; (ii) reviewed the historical stock price and trading volume of the Swiss Army Common Stock; (iii) held discussions with members of management of Swiss Army concerning its current and future business prospects and long term relationship with Purchaser; (iv) reviewed certain internal financial forecasts with respect to Swiss Army prepared by the management of Swiss Army and certain financial forecasts based on these internal financial forecasts (v) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for Swiss Army; (vi) compared precedent transaction multiples in which the acquiror had a preexisting ownership of the target exceeding 50%; (vii) compared precedent transaction multiples of selected brand and apparel acquisitions; and
(viii) performed and/or considered such other studies, analyses, inquiries and investigations as we deemed appropriate.

     In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have not considered the tax implications to Swiss Army, Purchaser or any holders of the Swiss Army Common Stock in connection with the Offer Proposal. With respect to Swiss Army's financial forecasts provided to us by its management, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of Swiss Army. We express no opinion with respect to such forecasts or estimates or the assumptions on which they were based. We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of Swiss Army.

     We have been advised that there will be no merger agreement or binding obligations on Purchaser to consummate the Offer Proposal. We note that the Offer Proposal is non-binding and we have not seen or reviewed any draft binding agreements or documentation other than the Offer Proposal. Accordingly, our opinion does not take into account and is not based on our assessment of the structure or terms of the Offer Proposal and we express no opinion with respect to (a) the implications of the lack of a binding agreement expressing specific terms upon which the proposed transaction must be consummated, and (b) the potentially adverse effect that termination or modification of the Offer Proposal might have on Swiss Army.

     Our opinion solely addresses whether or not, as of today, the proposed Offer Price is fair, from a financial point of view, to holders of Swiss Army Common Stock other than Purchaser or its affiliates. In reaching our opinion, we have not and will not be able to take into account the likelihood that a tender offer or merger is actually completed pursuant to the Offer Proposal.

     We are not expressing any opinion as to what the value of Swiss Army Common Stock will be if and when purchased pursuant to the Proposal Offer or the prices at which Swiss Army Common Stock will actually trade at any time.

     In connection with our engagement, we were not requested to, and we did not, participate in the negotiation or structuring of the Offer Proposal. Our opinion does not address, and we express no view as to, the relative merits of the Offer Proposal as compared to any alternative business strategies that might exist for Swiss Army or the effect of any other transaction in which Swiss Army might engage.

     It is understood that this opinion is for the benefit and use of the Special Committee and can be communicated to the Board of Directors in connection with and for purposes of its evaluation of the Offer Proposal. This opinion may not be disclosed, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, except with our prior written consent in each instance. However, this opinion may be included in its entirety in an Offer to Purchase prepared in connection with the Offer Proposal or the
Schedule 14D-9, so long as this opinion is reproduced in such documents in full and any description of or reference to us or summary of this opinion and our related analyses in such documents is in a form reasonably acceptable to us and our counsel. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise, or reaffirm this opinion after the date hereof. In addition, we express no opinion or recommendation as to whether or not holders should tender their Shares pursuant to the Offer Proposal or as to any other matters relating to the Offer.

     Needham & Company, Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, tender offers, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have been engaged by the Special Committee of Swiss Army as financial advisor in connection with rendering this opinion and will receive a fee for our services, which fee is not contingent upon the completion or outcome of the transaction described in the Offer Proposal. In addition, Swiss Army has agreed to indemnify us for certain liabilities arising out from our role as financial advisor and out of the rendering of this opinion and to reimburse us for our reasonable out-of-pocket expenses. We may in the future provide investment banking and financial advisory services to Swiss Army unrelated to the Offer Proposal, for which services we expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of Swiss Army for our own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the proposed Offer Price is fair, from a financial point of view, to the holders of Swiss Army Common Stock (other than Purchaser and its affiliates).

                                          Very truly yours,

                                          /s/ NEEDHAM & COMPANY, INC.

                                          NEEDHAM & COMPANY, INC.

                                 EXHIBIT INDEX


EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
(a)(1)(A)    --    Offer to Purchase dated July 23, 2002, incorporated by
                   reference to Exhibit (a)(1)(A) of Schedule TO, filed by
                   Victorinox with the SEC on July 23, 2002 and as amended on
                   August 13, 2002.
(a)(1)(B)    --    Form of Letter of Transmittal, incorporated by reference to
                   Exhibit (a)(1)(B) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(C)    --    Form of Notice of Guaranteed Delivery, incorporated by
                   reference to Exhibit (a)(1)(C) of Schedule TO, filed by
                   Victorinox with the SEC on July 23, 2002.
(a)(1)(D)    --    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees, incorporated by reference to
                   Exhibit (a)(1)(D) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(E)    --    Form of Letter to Clients for use by Brokers, Dealers,
                   Commercial Banks, Trust Companies and Other Nominees,
                   incorporated by reference to Exhibit (a)(1)(E) of Schedule
                   TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(F)    --    Form of Guidelines for Certification of Taxpayer
                   Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(1)(F) of Schedule TO, filed by
                   Victorinox with the SEC on July 23, 2002.
(a)(1)(G)    --    Letter to Stockholders of the Company dated July 23, 2002, incorporated by reference to Exhibit (a)(1)(G) of Schedule
                   13E-3, filed by the Company with the SEC on July 23, 2002.
(a)(5)(A)    --    Press Release issued by the Company on June 12, 2002
                   announcing Victorinox's proposal of the Offer, incorporated by reference to Schedule 14D-9, filed by the Company with
                   the SEC on June 12, 2002.
(a)(5)(B)    --    Press Release issued by the Company on June 17, 2002
                   announcing pending stockholder lawsuits, incorporated by
                   reference to Schedule 14D-9/A filed by the Company with the
                   SEC on June 17, 2002.
(a)(5)(C)    --    Press Release issued by the Company on July 23, 2002
                   announcing the Special Committee's recommendation of the
                   Offer.*
(a)(5)(D)    --    Summary newspaper advertisement dated July 23, 2002, and
                   printed in The New York Times, incorporated by reference to
                   Exhibit (a)(5)(B) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(5)(E)    --    Press release issued by the Company on July 29, 2002
                   announcing executive changes.**
(e)(1)       --    Relevant Portions of the Company's 2002 Annual Meeting Proxy
                   Statement, incorporated by reference to sections "Management
                   Compensation, "Compensation Committee Interlocks and Insider
                   Participation," "Compensation of Directors," "Compensation
                   Committee Report on Executive Compensation," "Certain
                   Transactions," "Option Grants in Last Fiscal Year," "Option
                   Exercises and Year-End Value Table," "Pension Plan" and
                   "Swiss Army Brands, Inc. Charitable Insurance Program" of
                   the Proxy Statement on Schedule 14A, filed with the SEC on
                   April 23, 2002.
(e)(2)       --    Relevant Portions of the Company's 2001 Annual Report on
                   Form 10-K, incorporated by reference to sections "Victorinox
                   Distribution Agreements," "Investments," "Commitments and
                   Contingencies" and "Related Party Transactions" of the
                   Company's Annual Report on Form 10-K for the fiscal year
                   ended December 31, 2001.
(e)(3)       --    Letter Agreement dated December 12, 1983 between Victorinox
                   Cutlery Company and The Forschner Group, Inc., incorporated by reference to Exhibit (10)-1 to the Company's Annual
                   Report on Form 10-K for the fiscal year ended December 31,
                   1994.
(e)(4)       --    Mutual Agreement dated as of October 20, 1986 between
                   Victorinox Cutlery Company and The Forschner Group, Inc.,
                   incorporated by reference to Exhibit (10)-2 to the Company's
                   Annual Report on Form 10-K for the fiscal year ended
                   December 31, 1994.
(e)(5)       --    Letter Agreement dated as of October 20, 1986 between
                   Victorinox Cutlery Company and The Forschner Group, Inc.,
                   incorporated by reference to Exhibit (10)-3 to the Company's
                   Annual Report on Form 10-K for the fiscal year ended
                   December 31, 1994.

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
(e)(6)       --    Mutual Agreement dated April 6, 1992 between The Forschner
                   Group, Inc. and Victorinox Cutlery Company, incorporated by reference to Exhibit (10)-13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.
(e)(7)       --    Mutual Agreement dated December 21, 1993 between The
                   Forschner Group, Inc. and Victorinox Cutlery Company,
                   incorporated by reference to Exhibit (10)-10 to the
                   Company's Annual Report on Form 10-K for the fiscal year
                   ended December 31, 1993.
(e)(8)       --    Letter Agreement dated September 27, 1996 between Swiss Army
                   Brands, Inc. and Victorinox Cutlery Company, incorporated by reference to Exhibit (10)-1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.
(e)(9)       --    Letter Agreement dated July 15, 1999 between Swiss Army
                   Brands, Inc. and Victorinox AG.*
(e)(10)      --    Letter Agreement dated September 15, 2000 between Swiss Army
                   Brands, Inc. and Victorinox AG.*
(e)(11)      --    Victorinox Swiss Army Watch AG Agreement dated July 30, 2001 between Swiss Army Brands, Inc. and Victorinox AG,
                   incorporated by reference to Exhibit 2.1 to the Company's
                   Current Report on Form 8-K/A filed with the SEC on August
                   17, 2001.
(e)(12)      --    Share Purchase Agreement, dated as of June 23, 2000 (the
                   "Xantia Agreement"), by and among the Company, Swiss Army
                   Brands CH, Inc. (the "Buyer") and Michel and Irene Thievent
                   (collectively, the "Sellers") with respect to Xantia S.A., incorporated by reference to Exhibit 2.1 to the Company's
                   Current Report on Form 8-K filed on August 7, 2000.
(e)(13)      --    Amendment to the Xantia Agreement, dated as of July 10,
                   2000, by and among the Buyer, and the Sellers, incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on August 7, 2000.
(e)(14)      --    Second Amendment to the Xantia Agreement, dated as of July
                   24, 2000, by and among the Company, the Buyer, the Sellers and Victorinox AG, incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K filed on August
                   7, 2000.
(e)(15)      --    Services Agreement dated as of July 29, 1994 between The
                   Forschner Group, Inc. and Brae Group, Inc., incorporated by reference to Exhibit (10)-1 to the Company's Quarterly
                   Report on Form 10-Q for the fiscal quarter ended September
                   30, 1994.
(e)(16)      --    Consulting Agreement dated as of December 7, 1991 by and
                   between The Forschner Group, Inc. and Louis Marx, Jr.,
                   incorporated by reference to Exhibit (10)-6 to the Company's
                   Annual Report on Form 10-K for the fiscal year ended
                   December 31, 1994.
(e)(17)      --    Confidentiality Agreement dated July 15, 2002 between the
                   Company and Victorinox, incorporated by reference to Exhibit
                   (d)(21) of Schedule 13E-3, filed by the Company with the SEC on July 23, 2002.
(e)(18)      --    Letter Agreement dated April 23, 1998 between Swiss Army
                   Brands, Inc. and Brae Capital Corporation.*
(e)(19)      --    Life insurance agreement dated as of December 7, 1991
                   between The Forschner Group, Inc. and Stanley R. Rawn, Jr., as Trustee u/a dtd. December 9, 1986 between Louis Marx, Jr.
                   and Stanley R. Rawn, Jr., incorporated by reference to
                   Exhibit (10)-1 to the Company's Annual Report on Form 10-K
                   for the fiscal year ended December 31, 1992.
(e)(20)      --    Life insurance agreement dated December 24, 1992 between The
                   Forschner Group, Inc. and Louis Marx, Jr., as Trustee u/a
                   dtd., as of October 24, 1988 between Stanley R. Rawn, Jr.
                   and Barbara Rawn and Louis Marx, Jr. , incorporated by
                   reference to Exhibit (10)-11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.
(e)(21)      --    Life insurance agreement dated as of December 24, 1992
                   between The Forschner Group, Inc. and Louis Marx, Jr.,
                   incorporated by reference to Exhibit (10)-7 to the Company's
                   Annual Report on Form 10-K for the fiscal year ended
                   December 31, 1993.
(e)(22)      --    Life insurance agreement dated as of September 24, 1993
                   between The Forschner Group, Inc. and Louis Marx, Jr.,
                   incorporated by reference to Exhibit (10)-8 to the Company's
                   Annual Report on Form 10-K for the fiscal year ended
                   December 31, 1993.

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
(e)(23)      --    Life insurance agreement dated as of September 24, 1993
                   between The Forschner Group, Inc. and James D. Rawn, as
                   Trustee u/a dtd. as of June 4, 1992 between Louis Marx, Jr.,
                   Grantor and James D. Rawn, Trustee, incorporated by
                   reference to Exhibit (10)-9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.
(e)(24)      --    Life insurance agreement dated as of April 15, 1994 between
                   The Forschner Group, Inc. and Lawrence T. Warble, as Trustee
                   u/a dtd. as of March 21, 1994 between Stanley R. Rawn, Jr.,
                   Grantor and Lawrence T. Warble, Trustee, incorporated by
                   reference to Exhibit (10)-11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.
(e)(25)      --    1993 Stock Option Plan, incorporated by reference to Exhibit
                   (10)-1 to the Company's Annual Report on Form 10-K for the
                   fiscal year ended December 31, 1993.
(e)(26)      --    1994 Stock Option Plan, incorporated by reference to Exhibit
                   4.1 to Registration Statement on Form S-8, No. 33-87078
                   filed by The Forschner Group, Inc. with the SEC on December
                   6, 1994.
(e)(27)      --    Non-Incentive Stock Option Agreement dated as of July 29,
                   1994 between The Forschner Group, Inc. and Brae Group, Inc., incorporated by reference to Exhibit (10)-2 to the Company's
                   Quarterly Report on Form 10-Q for the fiscal quarter ended
                   September 30, 1994.
(e)(28)      --    1996 Stock Option Plan, incorporated by reference to Exhibit
                   10.1 to the Company's Annual Report on Form 10-K for the
                   fiscal year ended December 31, 1996.
(e)(29)      --    Letter Agreement effective as of June 20, 2002 between
                   Victorinox Swiss Army Watch, S.A. and Victorinox AG.***
(g)          --    Not applicable.


---------------


  * Incorporated by reference to the Schedule 14D-9 filed by the Company with the SEC on July 23, 2002.



 ** Incorporated by reference to Amendment No. 1 to the Schedule 14D-9 filed by the Company with the SEC on July 29, 2002.



*** Filed herewith.